SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period August 2004

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☑          Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes       No  ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-___.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: August 24, 2004	By:	/s/ Andrew Heath
Andrew Heath
Chief Executive Officer

16 August 2004

PROTHERICS PLC

(“Protherics” or “the Company”)

The Company announces that following the exercise of share options, 5,000 new ordinary shares of 2p each were issued on the 13 Aug 2004, taking the total number of outstanding ordinary shares of 2p each to 228,528,174.

The new ordinary shares will rank pari passu in all respects with the existing issued shares. Application has been made to the UK Listing Authority to admit the new ordinary shares. Trading in the new shares is expected to commence on 17 Aug 2004.

Aug 2004.

For further information please contact:

Protherics plc

Barry Riley, Finance Director

+44 (0) 1928 518003

25 August 2004

PROTHERICS PLC

DIRECTORS’ DEALINGS

Protherics Plc (“the Company”) announces the take-up by directors of their entitlements to new Ordinary Shares of 2p each in the capital of the Company (“Ordinary Shares”) pursuant to the Placing and Open Offer by Protherics announced 20 July 2004. All of the directors named below subscribed their full entitlement to new Ordinary Shares.

Pursuant to the aforementioned Placing and Open Offer:-

Stuart Wallis subscribed 45,793 Ordinary Shares (being 0.02% of the Company’s issued share capital), taking his aggregate holding to 503,724 Ordinary Shares (0.22%).

Andrew Heath subscribed 31,499 Ordinary Shares (0.01%), taking his aggregate holding to 346,498 Ordinary Shares (0.15%).

David Gration subscribed 4,293 Ordinary Shares (0.002%), taking his aggregate holding to 47,234 Ordinary Shares (0.021%).

Barry Riley subscribed 2,728 Ordinary shares (0.001%), taking his aggregate holding to 30,019 Ordinary Shares (0.013%).

James Christie subscribed 122 Ordinary shares (0.0001%), taking his aggregate holding to 1,343 Ordinary Shares (0.0006%).

All Ordinary Shares subscribed pursuant to the Placing and Open Offer were subscribed at a price of 48p per Ordinary Share and were issued on 16 August 2004.

Disclosure of the subscriptions pursuant to the Cash Placing and Open Offer was made to the Company on 23 August 2004.